Exhibit 99.1

Results of General Meeting

1 November 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq:SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces that at its general meeting held today, 1 November 2021, all resolutions set out in the notice of meeting were duly passed on a poll.

The votes were as follows:

Special Resolution	Votes for	%	Votes against	%	Votes total	% of ISC voted	Votes withheld
1 – Approve the cancellation of the admission to trading on AIM of the ordinary shares of nominal value £0.05 each in the capital of the Company and authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation	31,092,066	99.47	166,904	0.53	31,258,970	34.82	4,408,363
2 – Approve, conditional on the passing of Resolution 1, the amendment to the articles of association of the Company	31,354,885	99.89	34,007	0.11	31,388,892	35.00	4,278,441

The number of the Company’s ordinary shares in issue as at the date of the meeting was 89,784,720 ordinary shares of nominal value £0.05 each.

A vote withheld is not a vote in law and has not been counted in the total votes or the calculation of the proportion of votes for and against the resolutions.

The Company confirms that, as at today’s date, the timetable for the cancellation of the admission to trading on AIM of the Company’s ordinary shares is as follows:

Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	3 November 2021 at 1.00 p.m.

Last date for receipt by The Bank of New York Mellon from CREST holders of duly completed issuance forms	17 November 2021 at 3.00 p.m.

Expected date of issuance of ADSs to block transfer participants	24 November 2021

Expected date of posting of ADS confirmations to shareholders by The Bank of New York Mellon	24 November 2021

Last day of dealings in the Ordinary Shares on AIM	29 November 2021

Cancellation of admission to trading on AIM of the Ordinary Shares	30 November 2021 at 7.00 a.m.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208

Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.